FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the second quarter 2004

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of the audited consolidated Financial Statements issued by Compañía de Minas Buenaventura S.A.A. and subsidiaries for the second quarter 2004 and for the six-month period ended on June 30, 2004 and released on July 22, 2004

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Interim unaudited consolidated financial information as of June 30, 2004 and for the three-month and six-month periods then ended

To the Shareholders of Compañía de Minas Buenaventura S.A.A.

1. We have made a limited review of the consolidated balance sheet, and the consolidated statements of income, changes in shareholders' equity and cash flows of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries (together, "the Company") as of June 30, 2003 and 2004, and for the three-month and six-month periods then ended, stated in Peruvian Nuevos Soles. These consolidated financial statements are the responsibility of the Company's management.

2. The financial statements of Minera Yanacocha S.R.L. (an affiliated entity in which the Company has a 43.65 percent interest) as of June 30, 2003 and 2004, and for the three-month and six-month periods then ended, have been reviewed by other independent auditors whose limited review reports dated July 21, 2003 and July 21, 2004, respectively, have been furnished to us. In the consolidated financial statements of the Company, the investment and share in the net income in this affiliate as derived from the financial statements of this entity, amounts to S/1,133.3 million as of June 30, 2004 (S/1,100.0 million as of June 30, 2003) and S/269.0 million for the six-month period then ended (S/186.7 million for the six-month period ended June 30, 2003), respectively.

3. We conducted our limited review in accordance with applicable auditing standards in Peru for limited reviews. A limited review of interim financial information consists mainly of applying to the financial data analytical procedures and making inquiries to people responsible for financial and accounting matters. It is substantially smaller in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is to express an opinion on the interim consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

4. Based on our review and on the limited review reports of the auditors of Minera Yanacocha S.R.L., which we have obtained and read, we are not aware of any material modification that should be made to the accompanying interim consolidated financial statements for them to be in conformity with generally accepted accounting principles in Peru.

5. We have previously audited, in accordance with generally accepted auditing standards in Peru, the accompanying consolidated balance sheet of Compañía Minera Buenaventura S.A.A. and subsidiaries as of December 31, 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended (not presented herein). Our report dated February 27, 2004 expressed an unqualified opinion on those consolidated financial statements.

Countersigned by:

Víctor Burga

C.P.C. Register No.14859

Lima, Peru

July 22, 2004

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2003 (audited) and June 30, 2004 (unaudited)
	Note	2003	2004	2004
		S/(000)	S/(000)	US$(000)
				(Note 2)
Assets
Current assets
Cash and cash equivalents	3	398,171	448,699	129,234

Investment funds	4	54,828	84,065	24,212

Trade accounts receivable		74,195	87,416	25,177

Other accounts receivable		26,951	19,783	5,698

Accounts receivable from affiliates	13	37,662	38,989	11,230

Inventories, net	5	77,158	79,152	22,797

Income tax prepayments		28,960	32,462	9,350

Current portion of value added tax and prepaid expenses		18,307	31,436	9,054
		_________	_________	_________
Total current assets		716,232	822,002	236,752

Long-term accounts receivable		959	694	200

Value added tax and prepaid expenses		5,779	2,671	769

Investments in shares	6	1,441,667	1,455,323	419,160

Property, plant and equipment, net		394,601	403,120	116,106

Development costs and mineral lands, net		137,655	148,845	42,870

Deferred stripping costs		56,002	56,002	16,130

Mining concessions and goodwill, net	7	167,938	161,861	46,619

Deferred income tax and workers' profit sharing asset, net	12(a)	297,157	265,796	76,554
		_________	_________	_________

Total assets		3,217,990	3,316,314	955,160
		_________	_________	_________
	Note	2003	2004	2004
		S/(000)	S/(000)	US$(000)
				(Note 2)
Liabilities and shareholders' equity, net
Current liabilities
Bank loans	8	23,439	22,618	6,514
Trade accounts payable		52,648	48,467	13,959
Other current liabilities		86,098	104,933	30,223
Liability on derivative instruments	14	99,798	30,947	8,913
Current portion of long-term debt	9	70,386	65,322	18,814
Deferred revenue from sale of future production	14	68,775	73,572	21,190
		_________	_________	_________
Total current liabilities		401,144	345,859	99,613
Other long-term liabilities		76,780	65,049	18,735
Liability on derivative instruments	14	307,532	237,519	68,410
Long-term debt	9	45,425	21,817	6,284
Deferred revenue from sale of future production	14	640,510	609,470	175,539
		_________	_________	_________
Total liabilities		1,471,391	1,279,714	368,581
		_________	_________	_________
Minority interest		48,382	69,137	19,913
		_________	_________	_________
Shareholders' equity, net	10
Capital stock, net of treasury shares by S/49,611,000 in 2003 and 2004		596,186	596,186	171,713
Investment shares, net of treasury shares by S/66,000 in 2003 and 2004		1,681	1,681	484
Additional paid-in capital		610,076	610,076	175,713
Legal reserve		99,178	129,136	37,194
Retained earnings		217,891	522,429	150,469
Cumulative translation loss		(29,363)	(81,564)	(23,492)
Cumulative unrealized gain on investments in shares carried at fair value		208,904	193,175	55,638
Cumulative unrealized gain (loss) on derivative instruments		(6,336)	(3,656)	(1,053)
		_________	_________	_________
Total shareholders' equity, net		1,698,217	1,967,463	566,666
		_________	_________	_________

Total liabilities and shareholders' equity, net		3,217,990	3,316,314	955,160
		_________	_________	_________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income (unaudited)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	_________________________________			_________________________________
	2003	2004	2004	2003	2004	2004
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
			(Note 2)	[Note 1(e)]		(Note 2)
Operating revenues
Net sales	183,658	231,819	66,768	349,578	436,942	125,847
Royalty income, Note 13(a)	26,242	25,844	7,444	51,818	60,238	17,350
	___________	___________	___________	___________	___________	___________
Total revenues	209,900	257,663	74,212	401,396	497,180	143,197
	___________	___________	___________	___________	___________	___________
Costs of operation
Operating costs	85,777	87,536	25,212	160,008	170,293	49,048
Exploration and development costs in operational mining sites	22,548	28,199	8,122	38,215	52,109	15,008
Depreciation	11,527	14,011	4,035	20,309	25,709	7,405
	___________	___________	___________	___________	___________	___________
Total costs of operation	119,852	129,746	37,369	218,532	248,111	71,461
	___________	___________	___________	___________	___________	___________
Gross margin	90,048	127,917	36,843	182,864	249,069	71,736
	___________	___________	___________	___________	___________	___________
Operating expenses
General and administrative	22,973	17,579	5,063	40,685	38,580	11,112
Exploration costs in non-operational mining areas	15,245	20,725	5,969	24,406	31,034	8,938
Selling	6,615	3,629	1,045	11,801	8,744	2,518
Royalties	6,058	6,691	1,927	10,894	11,222	3,232
	___________	___________	___________	___________	___________	___________
Total operating expenses	50,891	48,624	14,004	87,786	89,580	25,800
	___________	___________	___________	___________	___________	___________
Operating income	39,157	79,293	22,839	95,078	159,489	45,936
	___________	___________	___________	___________	___________	___________
Other income (expenses)
Share in affiliated companies, Note 6(b)	114,244	94,265	27,150	182,852	265,006	76,327
Realized revenue from sale of future production, Note 14(a)	-	17,921	5,162	-	32,105	9,247
Gain (loss) from change in the fair value of derivative instruments, Note 14(a)	(33,000)	97,894	28,195	63,843	106,613	30,707
Realized gain (loss) on derivative instruments, Note 14(a)	3,711	(6,511)	(1,875)	2,358	(53,093)	(15,292)
Interest income	1,653	1,937	558	2,907	4,840	1,394
Loss from exposure to inflation	(3,459)	(9,419)	(2,713)	(2,555)	(14,332)	(4,128)
Interest expense	(2,034)	(7,100)	(2,045)	(4,476)	(8,948)	(2,577)
Amortization of mining concessions and goodwill	(4,200)	(3,038)	(875)	(8,401)	(6,077)	(1,750)
Other, net	(1,239)	(5,668)	(1,632)	1,006	(6,772)	(1,950)
	___________	___________	___________	___________	___________	___________
Total other income, net	75,676	180,281	51,925	237,534	319,342	91,978
	___________	___________	___________	___________	___________	___________
Income before workers' profit sharing, income tax and minority interest	114,833	259,574	74,764	332,612	478,831	137,914
Workers' profit sharing, Note 12(b)	(364)	(3,518)	(1,013)	(404)	(7,394)	(2,130)
Income tax, Note 12(b)	(7,980)	(16,138)	(4,648)	(14,748)	(38,772)	(11,167)
	___________	___________	___________	___________	___________	___________
Income before minority interest	106,489	239,918	69,103	317,460	432,665	124,617
Minority interest	(11,332)	(10,510)	(3,027)	(25,421)	(26,378)	(7,597)
	___________	___________	___________	___________	___________	___________
Net income	95,157	229,408	66,076	292,039	406,287	117,020
	___________	___________	___________	___________	___________	___________
Basic and diluted earnings per share, stated in Peruvian Nuevos Soles and U.S. dollars, Note 16	0.75	1.80	0.52	2.30	3.19	0.92
	___________	___________	___________	___________	___________	___________
Weighted average number of shares outstanding, Note 16	127,236,219	127,236,219	127,236,219	127,236,219	127,236,219	127,236,219
	___________	___________	___________	___________	___________	___________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Changes in Shareholders' Equity (unaudited)

For the six-month periods ended June 30, 2003 and 2004
	Capital stock, net of treasury shares		Investment shares	Additional paid-in capital	Legal reserve	Retained earnings	Cumulative translation gain (loss)	Cumulative unrealized gain on investments in shares carried at fair value	Cumulative unrealized gain (loss) on derivative instruments	Total
	__________________________
	Number of shares	Common shares
		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2003	126,879,832	596,186	1,681	610,076	81,464	683,403	7,361	-	-	1,980,171
Declared and paid dividends, Note 10(e)	-	-	-	-	-	(40,747)	-	-	-	(40,747)
Loss in the initial valuation of investments in shares maintained at fair value, Note 6(c)	-	-	-	-	-	(5,948)	-	-	-	(5,948)
Gain on investments in shares maintained at fair value, Note 6(c)	-	-	-	-	-	-	-	27,577	-	27,577
Loss in the initial valuation of derivative instruments, Note 14(a)	-	-	-	-	-	(457,619)	-	-	-	(457,619)
Gain in the initial valuation of derivative instruments classified as hedging instruments, Note 14(a)	-	-	-	-	-	-	-	-	1,740	1,740
Loss from change in the fair value of derivative instruments classified as hedging instruments, Note 14(a)	-	-	-	-	-	-	-	-	(334)	(334)
Transfer to legal reserve	-	-	-	-	29,490	(29,490)	-	-	-	-
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., Note 6(e)	-	-	-	-	-	-	(17,546)	-	-	(17,546)
Net income	-	-	-	-	-	292,039	-	-	-	292,039
	___________	__________	__________	__________	__________	__________	__________	__________	__________	__________

Balance as of June 30, 2003	126,879,832	596,186	1,681	610,076	110,954	441,638	(10,185)	27,577	1,406	1,779,333
	___________	__________	__________	__________	__________	_________	__________	__________	__________	__________

Balance as of January 1, 2004	126,879,832	596,186	1,681	610,076	99,178	217,891	(29,363)	208,904	(6,336)	1,698,217
Declared and paid dividends, Note 10(e)	-	-	-	-	-	(71,791)	-	-	-	(71,791)
Loss on investments in shares maintained at fair value, Note 6(c)	-	-	-	-	-	-	-	(15,729)	-	(15,729)
Gain from change in the fair value of derivative instruments classified as hedging instruments, Note 14(a)	-	-	-	-	-	-	-	-	2,680	2,680
Transfer to legal reserve	-	-	-	-	29,958	(29,958)	-	-	-	-
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., Note 6(e)	-	-	-	-	-	-	(52,201)	-	-	(52,201)
Net income	-	-	-	-	-	406,287	-	-	-	406,287
	___________	__________	__________	__________	__________	__________	__________	__________	__________	__________

Balance as of June 30, 2004	126,879,832	596,186	1,681	610,076	129,136	522,429	(81,564)	193,175	(3,656)	1,967,463
	___________	__________	__________	__________	__________	__________	__________	__________	__________	__________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows (unaudited)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	_________________________________			_________________________________
	2003	2004	2004	2003	2004	2004
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
			(Note 2)			(Note 2)
Operating activities
Collection from customers	153,733	203,490	58,609	340,204	423,722	122,040
Collection of dividends	96,298	91,668	26,402	96,298	188,846	54,391
Collection of royalties	24,965	35,573	10,245	50,421	64,226	18,498
Collection of interest	1,556	794	229	4,135	3,697	1,065
Payments to suppliers and third parties	(67,357)	(108,062)	(31,123)	(149,212)	(199,190)	(57,372)
Payments of exploration expenditures	(33,221)	(34,717)	(9,999)	(53,447)	(64,442)	(18,560)
Payments to employees	(30,067)	(28,234)	(8,132)	(63,990)	(61,614)	(17,746)
Payments of income tax	(9,339)	(11,288)	(3,251)	(20,792)	(26,061)	(7,506)
Payments of royalties	(9,612)	(7,913)	(2,279)	(16,341)	(13,729)	(3,954)
Payments of interest	(3,022)	(1,939)	(558)	(7,064)	(3,485)	(1,004)
	________	________	________	________	________	________

Net cash provided by operating activities	123,934	139,372	40,143	180,212	311,970	89,852
	________	________	________	________	________	________
Investing activities
Proceeds (payments) from derivative instruments settled, net	3,711	(6,511)	(1,875)	2,358	(53,093)	(15,292)
Purchase of plant and equipment	(11,143)	(21,225)	(6,113)	(22,576)	(36,332)	(10,464)
Increase of investment fund	-	(34,700)	(9,994)	-	(34,700)	(9,994)
Development expenditures	(7,684)	(20,928)	(6,028)	(14,069)	(30,848)	(8,885)
Increase of accounts receivable from affiliates	-	(2,613)	(753)	-	(5,315)	(1,531)
Payments for investments in shares	-	-	-	(1,585)	(1,262)	(363)
Proceeds from sale of plant and equipment	651	142	41	1,065	1,062	306
Proceeds from sale of investments in shares	-	330	95	-	330	95
	________	________	________	________	________	________

Net cash used in investing activities	(14,465)	(85,505)	(24,627)	(34,807)	(160,158)	(46,128)
	________	________	________	________	________	________
Financing activities
Payment of dividends	(40,747)	(71,791)	(20,677)	(40,747)	(71,791)	(20,677)
Repayments of long-term debt	(3,166)	(12,699)	(3,658)	(10,203)	(28,672)	(8,258)
Decrease of bank loans, net	(52)	(2,662)	(767)	(9,164)	(821)	(236)
	________	________	________	________	________	________
Net cash used in financing activities	(43,965)	(87,152)	(25,102)	(60,114)	(101,284)	(29,171)
	________	________	________	________	________	________
Net increase (decrease) in cash during the period	65,504	(33,285)	(9,586)	85,291	50,528	14,553
Cash at beginning of period	115,597	481,984	138,820	95,810	398,171	114,681
	________	________	________	________	________	________
Cash at period-end	181,101	448,699	129,234	181,101	448,699	129,234
	________	________	________	________	________	________

	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	_________________________________			_________________________________
	2003	2004	2004	2003	2004	2004
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
			(Note 2)			(Note 2)
Reconciliation of net income to net cash provided by operating activities
Net income	95,157	229,408	66,076	292,039	406,287	117,020
Add (deduct)
Minority interest	11,332	10,510	3,027	25,421	26,378	7,597
Depreciation	11,890	14,027	4,040	21,182	26,161	7,535
Amortization of development costs in operational mining sites	4,905	15,028	4,328	8,996	19,310	5,562
Expense from deferred income tax and workers' profit sharing	1,484	6,284	1,810	1,655	16,395	4,722
Loss from exposure to inflation	3,459	9,419	2,713	2,555	14,332	4,128
Amortization of mining concessions and goodwill	4,200	3,038	875	8,401	6,077	1,750
Decrease in the fair value of investment fund	-	5,160	1,486	-	5,463	1,573
Accretion expense	-	1,882	542	-	2,887	832
Long-term officers' compensation (*)	6,790	-	-	8,017	2,093	603
Net cost of retired plant and equipment	1,143	182	52	2,499	182	52
Gain on sale of plant and equipment	(1,080)	(338)	(97)	(963)	(974)	(281)
Gain on sale of investment in shares	-	(51)	(15)	-	(51)	(15)
Loss (gain) from change in the fair value of derivative instruments	33,000	(97,894)	(28,195)	(63,843)	(106,613)	(30,707)
Share in affiliated companies, net of dividends received	(17,946)	(2,597)	(748)	(86,554)	(81,025)	(23,337)
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	(11,642)	(26,882)	(7,743)	(2,943)	(6,279)	(1,808)
Inventories	1,536	1,672	482	(2,262)	(1,994)	(574)
Income tax credit and value added tax and prepaid expenses	(7,754)	(4,706)	(1,355)	(9,567)	(13,523)	(3,895)
Deferred stripping costs	(5,033)	-	-	(6,501)	-	-
Decrease of operating liabilities -
Accounts payable	(7,507)	(24,770)	(7,135)	(17,920)	(3,136)	(905)
	________	________	________	________	________	________

Net cash provided by operating activities	123,934	139,372	40,143	180,212	311,970	89,852
	________	________	________	________	________	________

(*) This provision which covers until the year 2013, corresponds to a long-term compensation program granted by the Company to certain officers, as further explained in note 17 to the 2003 consolidated financial statements.

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Notes to the consolidated financial statements (unaudited)

As of June 30, 2004 and 2003

1. Interim unaudited consolidated financial statements
    The accompanying interim consolidated financial statements have been prepared from the accounting records of Compañía de Minas Buenaventura S.A.A. ("Buenaventura") and subsidiaries (together, "the Company"), which are maintained in nominal Peruvian currency and adjusted to reflect changes in the National Wholesale Price Level Index (IPM). According to such index, prices increased 0.4 and 4.8 percent during the six-month periods ended June 30, 2003 and 2004, respectively.

Figures presented in the consolidated financial statements as of December 31, 2003 and for the three-month and six-month periods ended June 30, 2003 have been inflation adjusted to reflect the change in IPM as of June 30, 2004.

(b) The criteria and accounting principles used by Management in the accompanying interim consolidated financial statements preparation, which should be read together with the 2003 audited report, are similar to those used in the preparation of the Company's annual consolidated financial statements. Additionally, in preparing the interim consolidated financial information, Management made certain estimates and assumptions; accordingly actual results may differ from those presented in this report.

(c) Certain figures of the consolidated financial statements as of December 31, 2003 and for the three-month and six-month periods ended June 30, 2003 have been reclassified to make them comparable with current period figures.

(d) The interim consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership percentages as of
	____________________________________________________________________
	December 31, 2003		June 30, 2004
	________________________________		________________________________
Subsidiaries	Direct	Indirect	Direct	Indirect	Business activity
	%	%	%	%

Buenaventura Ingenieros S.A.	100.00	-	100.00	-	Advisory and engineering services related to the mining industry.

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	44.83	55.17	44.83	55.17

Holds investments in S.M.R.L. Chaupiloma Dos de Cajamarca, Minas Conga S.R.L. and other affiliated companies engaged in mining activities. Also, it is engaged in the extraction, concentration and commercialization of gold bars and concentrates.

Compañía Minera Condesa S.A.	99.99	-	99.99	-

Holds investments in Buenaventura, Yanacocha and other affiliated companies engaged in mining activities. Also, it is engaged in the extraction, concentration and commercialization of gold bars and concentrates.

Compañía Minera Colquirrumi S.A. (i)	73.63	-	90.00	-	Extraction, concentration and commercialization of polymetallic ores, mainly zinc and lead. Currently it is in the exploration stage.

Consorcio Energético de Huancavelica S.A.	99.99	0.01	99.99	0.01	Transmission of electric power to mining companies.

Contacto Corredores de Seguros S.A.	-	99.99	-	99.99	Placement of insurance contracts and provision of administrative and technical services in insurance matters.

Inversiones Colquijirca S.A.	59.90	-	59.90	-	Extraction, concentration and commercialization of polymetallic ores, mainly zinc and lead, through its subsidiary Sociedad Minera El Brocal S.A.A.

Inversiones Mineras del Sur S.A.	78.04	-	78.04	-	Extraction, concentration and commercialization of gold in bars and concentrates.

Metalúrgica Los Volcanes S.A.	100.00	-	100.00	-	Treatment of minerals and concentrates.

Minera Paula 49 S.A.C.	-	51.00	-	51.00	Extraction, concentration and commercialization of concentrates, primarily gold.

Minas Conga S.R.L.	-	60.00	-	60.00	Holds certain mining concessions.

S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00	Owner of the mining concessions explored and exploited by Yanacocha.

    The Shareholders' meeting of Compañía Minera Colquirrumi S.A. held on April 20, 2004 approved to capitalize the debts with its shareholders, to reduce its capital stock to offset accumulated losses and to create Series A and Series B shares. As a result, the Company owns the 99.99% of Compañía Minera Colquirrumi S.A.'s shares, which represents an equity investment of 90.00% in this company (73.63% as of December 31, 2003).

(e) As mentioned in note 3 to the consolidated financial statements as of December 31, 2003, the Company and its affiliated Yanacocha changed their accounting policy for recording the accrual for mine closing costs. Such change was recorded in December 2003, effective January 1, 2003. The condensed consolidated statement of income for the six-month period ended June 30, 2003 that had resulted if the Company had recorded the accounting change in this quarter is presented as follows:

S/(000)

Total revenues	401,396
_________
Costs of operation
Operating costs	160,008
Exploration and development costs in operational mining sites	38,863
Depreciation	20,582
_________
Total costs of operation	219,453
_________
Gross margin	181,943
_________
Operating expenses	87,786
_________
Operating income	94,157
_________
Other income (expenses)
Share in affiliated companies	173,206
Accretion expense	(2,360)
Other	54,683
_________
Total other income, net	225,529
_________
Income before workers' profit sharing, income tax, minority interest and cumulative effect of change in accounting principle	319,686
Workers' profit sharing	(433)
Income tax	(14,484)
_________
Income before minority interest and cumulative effect of change in accounting principle	304,769

Minority interest	25,178
_________
Income before cumulative effect of change in accounting principle	279,591
Cumulative effect of change in accounting principle due to mine closing costs	(72,226)
_________
Net income	207,365
_________
Basic and diluted earnings per share	1.63
_________

2. Convenience Translation of Peruvian Nuevos Soles
amounts into U.S. dollar amounts

The interim consolidated financial statements are stated in Peruvian Nuevos Soles. U.S. dollars amounts are included solely for the convenience of the reader, and were obtained by dividing Peruvian Nuevos Soles amounts by the exchange rate for selling U.S. dollars at June 30, 2004 (S/3.472 to US$1), as published by the Superintendencia de Banca y Seguros (Superintendent of Bank and Insurance, or "SBS"). The convenience translation should not be construed as a representation that the amounts of the consolidated financial statements in Peruvian Nuevos Soles have been, or could be converted into U.S. dollars at the foregoing or any other rate of exchange.

3. Cash and cash equivalents

(a) This item is made up as follows:

	As of December 31,	As of June 30,
	2003	2004
	S/(000)	S/(000)

Cash	2,103	2,472
Demand deposit accounts	17,274	192,020
Time deposits (b)
In local currency	72,983	55,440
In foreign currency	305,811	198,767
	_________	_________

	398,171	448,699
	_________	_________

    As of June 30, 2004, the Company maintained the following time deposits:

- S/55,440,000 at an annual interest rate of 5.7 percent with maturities between 5 and 446 days. With the purpose of hedging the foreign currency exchange risk associated to these time deposits, the Company entered into foreign currency forward contracts for US$16,698,000 at exchange rates ranging from S/3.501 to S/3.589 for each U.S. dollar; these contracts have similar maturities to the time deposits, see Note 14(b).

- US$57,000,000 with annual interest rates ranging from 1.15% to 1.25% and maturities of 180 days.

4. Investment funds

The Company maintains a variable-fixed investment fund managed by Compass Group Sociedad Administradora de Fondos de Inversión S.A. As of June 30, 2004, the fair value of the Company's participation in this fund amounts to S/50,691,000 (S/54,828,000 as of December 31, 2003). In April 2004, the Company invested S/34,700,000 (US$10,000,000) in a similar fund called Compass Appreciation Fund. As of June 30, 2004, the fair value of the Company's participation in this fund amounts to S/33,374,000.

5. Inventories, net

This item is made up as follows:

	As of December 31, 2003	As of June 30, 2004
	S/(000)	S/(000)

Finished goods and mineral ores	33,515	32,307
Spare parts and supplies	50,255	53,167
	_________	_________
	83,770	85,474
Less - Slow moving and obsolescence spare parts and supplies reserve	(6,612)	(6,322)
	_________	_________

	77,158	79,152
	_________	_________

In Management's opinion, the slow moving and obsolescence spare parts and supplies reserve is sufficient to cover such risk at the consolidated balance sheet date. Spare parts and supplies with slow turnover are classified as current assets due to their inmaterial amount.

6. Investments in shares

(a) This item is made up as follows:

	Equity ownership percentage		Amount
	__________________		______________________
	As of December 31, 2003	As of June 30, 2004	As of December 31, 2003	As of June 30, 2004
	%	%	S/(000)	S/(000)
Investments carried at fair value
Sociedad Minera Cerro Verde S.A. (c)	9.17	9.17	223,198	207,477
Other			4,478	5,461
			_________	_________
			227,676	212,938
			_________	_________
Equity method investments
Minera Yanacocha S.R.L.	43.65	43.65
Equity share (e)			1,099,943	1,133,341
Amount paid over the book value, net (f)			113,748	108,744
			_________	_________
			1,213,691	1,242,085

Other			300	300
			_________	_________
			1,213,991	1,242,385
			_________	_________

			1,441,667	1,455,323
			________	________

The amount of equity participation in Minera Yanacocha S.R.L. (hereafter "Yanacocha") has been obtained from the audited financial statements as of December 31, 2003 and the unaudited financial statements as of June 30, 2004.

(b) The detail of the share in affiliated companies is made up as follows:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	______________________		______________________
	2003	2004	2003	2004
	S/(000)	S/(000)	S/(000)	S/(000)

Minera Yanacocha S.R.L.	114,080	93,982	182,864	264,576
Other	164	283	(12)	430
	_________	_________	_________	_________

	114,244	94,265	182,852	265,006
	_________	_________	_________	_________

Sociedad Minera Cerro Verde S.A.

(c) During the first semester of 2004, the Company recorded a charge of S/15,721,000 to a separate equity account to carry the investment in Sociedad Minera Cerro Verde S.A. to its fair value as of June 30, 2004 (credit of S/27,577,000 during the first semester of 2003). In addition, during the first semester of 2003, the Company recorded a charge to retained earnings of S/5,948,000, corresponding to the effect of the adoption of the accounting policy explained in note 2(g) to the annual consolidated financial statements.

(d) During the first semester of 2004, the Company received dividends of S/4,865,000 from Sociedad Minera Cerro Verde S.A. These are presented in the other, caption of the consolidated statements of income.

Minera Yanacocha S.R.L.

(e) Yanacocha represents the most significant investment of the Company. The shares in Yanacocha's earnings have been significant in connection with the Company's net income for the three-month and six-month periods ended June 30, 2003 and 2004.

The calculation of the equity investment in Yanacocha is as follows:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	__________________		__________________
	2003	2004	2003	2004
	S/(000)	S/(000)	S/(000)	S/(000)

Yanacocha's equity at beginning of period	2,657,811	2,648,474	2,552,144	2,545,299
Participation percentage	43.65%	43.65%	43.65%	43.65%
	_________	_________	_________	_________
Company's participation in Yanacocha's equity at beginning of period	1,160,135	1,156,059	1,114,011	1,111,023
Elimination of intercompany gains (i)	(11,778)	(10,788)	(12,115)	(11,080)
	_________	_________	_________	_________
Balance at beginning of period	1,148,357	1,145,271	1,101,896	1,099,943
Participation in Yanacocha's income for the period	116,094	96,182	186,691	268,975
Dividends received, Note 13(a)	(96,298)	(91,669)	(96,298)	(183,981)
Realization of intercompany gains	140	313	477	605
Cumulative translation gain (loss)	6,927	(16,756)	(17,546)	(52,201)
	_________	_________	_________	_________

Balance at period-end	1,175,220	1,133,341	1,175,220	1,133,341
	_________	_________	_________	_________

(i) The Company does not recognize the intercompany profits of prior years; for reporting purposes, these profits are presented net of the investment in Yanacocha. The Company increases the investment and recognizes a gain in the share in affiliated companies as Yanacocha depreciates and amortizes the acquired assets.

The share in Yanacocha's income has increased in the first semester of 2004 as compared to the first semester of 2003 due to:

- The increase of Yanacocha's net revenues from US$461.9 million to US$571.9 million as a result of: (i) the increase of the realized gold price from US$349 per ounce to US$403 per ounce, and (ii) increase of the volume of ounces of gold sold from 1,321,843 to 1,417,617.

- Increase of the cash cost per ounce from US$130 during the first semester of 2003 to US$151 in the same period of 2004.

(f) The movement of the amount paid over the book value of Yanacocha's share is as follows:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	______________________		______________________
	2003	2004	2003	2004
	S/(000)	S/(000)	S/(000)	S/(000)

Balance at beginning of period	121,769	111,257	123,919	113,748
Amortization	(2,154)	(2,513)	(4,304)	(5,004)
	_________	_________	_________	_________

Balance at period-end	119,615	108,744	119,615	108,744
	_________	_________	_________	_________

(g) Presented below is selected information about Yanacocha:

Business activity

Yanacocha is engaged in the exploration for and exploitation of gold in the open pit mines of Carachugo, San José, Maqui Maqui, Cerro Yanacocha and La Quinua; all mines are located in the department of Cajamarca, Peru. S.M.R.L. Chaupiloma Dos de Cajamarca is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha.

Main data of Yanacocha's financial statements

Presented below is main data of Yanacocha's financial statements, adjusted to conform to accounting practices of the Company:

Summary data from the Yanacocha balance sheet as of December 31, 2003 (audited) and June 30, 2004 (unaudited):

	2003	2004
	US$(000)	US$(000)

Total assets	1,146,040	1,130,982
Total liabilities	445,170	375,816
Shareholders' equity	700,870	755,166

Summary data from the Yanacocha statements of income for the three-month and six-month periods ended June 30, 2003 and 2004 (unaudited):

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	______________________		______________________
	2003	2004	2003	2004
	US$(000)	US$(000)	US$(000)	US$(000)

Total revenues	231,887	245,062	461,928	571,903
Operating income	102,694	88,721	205,215	241,309
Net income	72,598	63,730	116,203	174,297

Declared and paid dividends from Yanacocha -

Yanacocha paid cash dividends to Condesa for approximately S/91,669,000 and S/183,981,000 for the three-month and six month periods ended June 30, 2004, respectively (S/96,298,000 for the six-month period ended June 30, 2003).

Legal proceedings

Mercury spill incident near the town of Chocopampa -

In June 2000, a transport contractor of Yanacocha spilled approximately 11 liters of mercury near the town of Choropampa, Perú, which is located 53 miles away from Yanacocha. As a consequence of this damage, on September 10, 2001, Yanacocha and other defendants were named in a lawsuit by over 900 Peruvian citizens in the Denver District Court of the state of Colorado in the United States (hereafter "the Court"). This action seeks compensatory and punitive damages based on claims associated with the mercury spill incident. This action was dismissed by the Denver District Court on May 22, 2002 and this ruling was reaffirmed by the Court on June 30, 2002. Plaintiffs' attorneys have appealed this dismissal.

In July 2002, Yanacocha and certain subsidiaries of Newmont Mining Corporation were served with other lawsuits in the Denver District Court for the State of Colorado and in the United States District Court for the District of Colorado, by approximately 140 additional Peruvian plaintiffs and by the same plaintiffs who filed the September 2001 lawsuit. These actions also seek compensatory and punitive damages based on claims associated with the mercury spill incident near the town of Choropampa. These lawsuits have been stayed pending the outcome of the first appeal. At the date of the report, Yanacocha can not reasonable predict the final outcome of any of the described lawsuits and estimates that an adverse decision is not expected to have a material adverse effect on the Yanacocha's financial condition.

Cerro Quilish -

Yanacocha was involved in a dispute with the Provincial Municipality of Cajamarca regarding the authority of this entity to regulate the development of the Cerro Quilish ore deposit (which contains reserves of approximately 3.2 million ounces of gold). Cerro Quilish is located in the same watershed in which the City of Cajamarca is located. The Municipality has enacted an ordinance declaring Cerro Quilish and its watershed to be a reserve and naturally protected area. Yanacocha has challenged this ordinance on the grounds that, under Peruvian law, local governments lack authority to create such areas. In May 2002, the Peruvian Constitutional Court was installed in Lima to hear the case. The case was heard in early 2003 and the Court ruled on April 7, 2003 and established that the Yanacocha right to prospect and explore, according to its mining concessions, are free and clear from encumbrance.

The Court has required Yanacocha to complete a full environmental impact study, conducted by independent and certified organizations or institutions, prior to initiating any development at Cerro Quilish, and adopt mitigation measures necessary to protect the quality and quantity of the water supply of the city of Cajamarca.

Arbitration with a contractor -

In November 2003, Yanacocha received a notice for arbitration from a contractor relating to a fee and contractual dispute for civil construction works performed at Carachugo. The estimated amount of the claim is approximately US$12 million. While Yanacocha has not accepted the validity of the contractor claim, the parties are engaged in a mediation process. The outcome of this process is uncertain; however, an adverse decision is not expected to have a material adverse effect on the Yanacocha's financial condition.

7. Mining concessions and goodwill, net

Movements within the cost and accumulated amortization accounts were as follows:

	Balance as of December 31, 2003	Additions	Balance as of June 30, 2004
	S/(000)	S/(000)	S/(000)

Cost
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	175,645	-	175,645
Inversiones Colquijirca S.A.	42,428	-	42,428
Consorcio Energético de Huancavelica S.A.	9,102	-	9,102
Sociedad Minera El Brocal S.A.A.	5,543	-	5,543
	_________	_________	_________
	232,718	-	232,718
	_________	_________	_________

Accumulated amortization
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	43,221	3,816	47,037
Inversiones Colquijirca S.A.	18,128	1,543	19,671
Consorcio Energético de Huancavelica S.A.	1,918	452	2,370
Sociedad Minera El Brocal S.A.A.	1,513	266	1,779
	_________	_________	_________
	64,780	6,077	70,857
	_________	_________	_________

Net cost	167,938		161,861
	_________		_________

8. Bank loans

Bank loans, contracted in U.S. dollars, are as follows:

	Annual interest rate	As of December 31, 2003	As of June 30, 2004
		S/(000)	S/(000)

Sociedad Minera El Brocal S.A.A.
Banco de Crédito del Perú	Ranging from 3.68% to 3.95%	5,954	3,472
Banco Internacional del Perú - Interbank	4.37%	4,900	3,472
Banco Interamericano de Finanzas - BIF	3.98%	1,634	3,472
BBVA Banco Continental	3.36%	-	1,736

Inversiones Mineras del Sur S.A.
Banco de Crédito del Perú	2.66%	10,529	10,069

Other subsidiaries		422	397
		_______	_______

		23,439	22,618
		________	________

Bank loans were obtained to finance working capital needs and have short-term maturities. Loans obtained by Sociedad Minera El Brocal S.A.A. are guaranteed by the related shipments of lead and zinc concentrates inventories. The other bank loans do not have specific guarantees.

9. Long-term debt

(a) Long-term debt is composed of the following loans, principally denominated in U.S. dollars:

	Guarantee	Annual interest rate	Maturity date	As of December 31, 2003	As of June 30, 2004
				S/(000)	S/(000)

Inversiones Mineras del Sur S.A.
Banco de Crédito del Perú (i)	Guaranteed by Buenaventura	4.50%	August 2005	72,606	55,552

Consorcio Energético de Huancavelica S.A.
BBVA Banco Continental	Guaranteed by Buenaventura	Libor plus 1.20% (2.81% as of June 30, 2004)	April 2005	19,302	11,515

Sociedad Minera El Brocal S.A.A.
Banco de Crédito del Perú	No specific guarantees	Libor plus 3.75% (5.36% as of June 30, 2004)	September 2006	18,302	14,322

Teck Cominco Metals Ltd. (ii)	No specific guarantees	Libor plus 6.00% (7.61% as of June 30, 2004)	December 2006	5,488	4,337
Banco de Crédito Leasing	Leased properties	5.00%	June 2007	-	1,391
Other				113	22
				_________	_________
				115,811	87,139

Less - Current portion				(70,386)	(65,322)
				_________	_________

Non - current portion				45,425	21,817
				_________	_________

    This note has a quarterly roll over provision and is guaranteed by Buenaventura. In January 2004, this loan was rolled over with an annual interest rate of 4.50%.
    This loan is subordinated to the obligations established in the loan agreement signed with Banco de Crédito del Perú. The date of payment has been deferred to December 2006.

(b) The long-term debt maturity schedule of the non-current portion of long-term debt is as follows:

Year ended June 30,	Amount
S/(000)

2006	7,819
2007	9,630
2008	4,368
_________

21,817
_________

(c) The financing agreements include certain covenants that require compliance with financial indicators as specified in the contracts. As of December 31, 2003 and as of June 30, 2004, the Company has fulfilled all these commitments.

10. Shareholders' equity, net

(a) Capital stock -

As of June 30, 2004 and as of December 31, 2003, the capital stock is made up as follows:

	Number of shares	Nominal value	Restatement for inflation effect	Capital stock
		S/(000)	S/(000)	S/(000)

Common shares	137,444,962	549,780	96,017	645,797
Treasury shares	(10,565,130)	(42,261)	(7,350)	(49,611)
	_________	_________	_________	_________

	126,879,832	507,519	88,667	596,186
	__________	__________	__________	__________

On October 23, 2003, the Board of Directors agreed to modify the ADR's program with the Bank of New York. Effective November 12, 2003, each ADR corresponds to one common share. Until November 11, 2003, each ADR corresponded to two common shares.

(b) Investment shares -

As of June 30, 2004 and as of December 31, 2003, the investment shares is made up as follows:

	Number of shares	Nominal value	Restatement for inflation effect	Investment shares
		S/(000)	S/(000)	S/(000)

Investment shares	372,320	1,489	258	1,747
Treasury shares	(15,933)	(63)	(3)	(66)
	________	________	________	________

	356,387	1,426	255	1,681
	_________	_________	_________	_________

(c) Additional paid-in capital -

The additional paid-in capital of the Company includes the following as of June 30, 2004 and as of December 31, 2003:

- The premium obtained from the issuance of common shares for S/546,314,000.

- The income from the sale of ADR's, explained in Note 20(e) to the audited consolidated financial statements of 2003, for S/30,257,000.

- The amount of S/33,505,000 that results from: the difference between the constant nominal value of treasury shares (common and investment), maintained through its subsidiary Condesa, and the inflation adjusted cost of such shares.

(d) Legal reserve -

According to the Ley General de Sociedades (General Corporations Law), applicable to individual and unconsolidated financial statements, a minimum of 10% of distributable income in each year, after deducting income tax, shall be transferred to a legal reserve, until such reserve is equal to 20 percent of capital stock. This legal reserve may be used to offset losses or may be capitalized; however, if used to offset losses or if capitalized, the reserve must be replenished with future profits. As of June 30, 2004, the Company has reached the reserve required by law.

(e) Declared dividends -

The Annual Shareholders' meeting held on March 31, 2003 approved a cash dividend of S/44,143,000 (equivalent to S/0.32 per share) from retained earnings as of December 31, 2002. The dividends declared were available to shareholders from April 2003.

The Annual Shareholders' meeting held on March 26, 2004 approved a cash dividend of S/77,739,000 (equivalent to S/0.56 per share) from retained earnings as of December 31, 2003. The dividends declared were available to shareholders' from April 2004.

During the first semester of 2003 and 2004, dividends paid to Condesa for its shares in Buenaventura amounted to S/3,396,000 and S/5,948,000, respectively. These amounts have been eliminated in the consolidation and are presented net of declared dividends, in the consolidated statements of changes in shareholders' equity as of June 30, 2003 and 2004.

11. Legal proceedings

Damages claimed by a French citizen -

In February of 2002, the Company and Condesa, together with Newmont Mining, Newmont Second and certain individual persons, were defendants in an action initiated by a French citizen, with jurisdiction before the District Court of the state of Colorado in the United States. The plaintiff alleges that he was engaged as an advisor to Normandy respective to a lawsuit that concluded in October of 1998, and that such lawsuit separately motivated the execution of a Global Transaction Agreement in 2000 between the Company, BRGM, Mine Or, Normandy and their related entities (SEREM). The Global Transaction Agreement provided for full and permanent revocation and annulment of any preferential rights on the shares of Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN, in exchange for a one-time payment of US$80 million by the Company, of which the Company paid US$40 million.

The plaintiff asserts that he was injured because Normandy had promised to pay him a commission based fee if he was able to increase the amount of the Company's payment as ordered by the Court, which did not occur, and seeks damages of not less than US$25 million plus interest, in addition to unspecified punitive damages that could increase the amount by threefold. Additionally, the plaintiff alleges violations of the federal RICO statute and similar provisions of Colorado law, interference with contract rights, defamation and other damages.

The defendants have filed various motions to dismiss the action and believe the arguments presented for dismissal have solid legal ground; however, rather than responding to these motions for dismissal, the plaintiff has filed another demand. The Company and Condesa have presented motions to reject the new demand. On January 15, 2004, the judge Richard P. Matsch of the state of Colorado of the United States of America dismissed the new demand. On February 15, 2004, the plaintiff appealed the outcome to the Federal Court of the United States of America - Tenth Circuit (Colorado).

Other -

From time to time in the normal course of its activities, the Company is involved in various legal proceedings of a diverse nature. Management believes that any possible loss, which may result from these lawsuits, will not have a materially adverse effect on the Company's financial position.

12. Deferred income tax and workers' profit sharing

(a) The deferred income tax and workers' profit sharing asset mainly includes an effect of S/241,455,000 from the deferred revenue from sale of future production and of S/17,052,000 from the long-term officers' compensation (S/252,505,000 and S/17,125,000 as of December 31, 2003, respectively).

(b) The income tax and workers' profit sharing expenses presented in the consolidated statements of income for the six-month periods ended June 30, 2003 and 2004, consist of:

	2003	2004
	S/(000)	S/(000)

Workers' profit sharing
Current	-	3,710
Deferred	404	3,684
	________	________
	404	7,394
	________	________

Income tax
Current	13,497	26,061
Deferred	1,251	12,711
	________	________

	14,748	38,772
	________	________

13. Transaction with affiliated companies

(a) The Company had the following transactions with its affiliated companies:

Compañía Minera Condesa S.A. ("Condesa") -

For the three-month and six-month periods ended June 30, 2004 Yanacocha paid cash dividends to Condesa for approximately S/91,669,000 and S/183,981,000, respectively (S/96,298,000 for the six-month period ended June 30, 2003).

S.M.R.L. Chaupiloma Dos de Cajamarca ("Chaupiloma") -

Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha, and receives a 3 percent royalty on the net sales of Yanacocha. For the three-month and six-month periods ended June 30, 2004, royalties earned amounted to S/25,844,000 and S/60,238,000, respectively (S/26,242,000 and S/51,818,000 for the three-month and six-month periods ended June 30, 2003, respectively) and are presented as royalty income in the consolidated statements of income.

Buenaventura Ingenieros S.A. ("Bisa") -

In March 2002, Buenaventura Ingenieros S.A. signed a technical service agreement with Yanacocha to perform a number of specialized activities and services. Pursuant to the agreement, the services performed will be related to the construction of mining projects and will include completion of analysis and studies, work plan design, and functions related to planning, monitoring and administrating the infrastructure projects required by Yanacocha in its operations. This contract will expire on December 31, 2004. The revenues related to this service contract amounted to approximately S/2,630,000 and S/4,719,000 for the three-month and six-month periods ended June 30, 2004, respectively (S/2,840,000 and S/5,741,000 for the three-month and six-month periods ended June 30, 2003, respectively) and are presented in the net sales caption of the consolidated statements of income.

Consorcio Energético de Huancavelica S.A. ("Conenhua")

In November 2000, Consorcio Energético de Huancavelica S.A. signed an agreement with Yanacocha for the construction of a
220 kW transmission line between Trujillo and Cajamarca, a 60 kW transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. The construction work was completed, pursuant to the contract, in October of 2001. Concurrently, Yanacocha and the Company signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning November 2001. In exchange for Buenaventura operating and managing the transmission project, Yanacocha will pay an annual fee of US$3.7 million. The revenues for these services for the three-month and six-month periods ended June 30, 2004 amounted to approximately S/3,391,000 and S/6,847,000, respectively (S/3,568,000 and S/7,143,000 for the three-month and six-month periods ended June 30, 2003, respectively) and are presented in the net sales caption of the consolidated statements of income.

The income originated by transactions between Bisa, Conenhua and Yanacocha are not significant, so they have not been eliminated in the interim consolidated financial statements.

Minera La Zanja S.R.L. -

During the first semester of 2004, Buenaventura granted working capital loans to its affiliated Minera La Zanja S.R.L. These loans do not have a stated maturity, do not generate interest and do not have specific guarantees.

(b) As a result of above and other minor transactions, the Company has the following accounts receivable from affiliated companies:

	As of December 31, 2003	As of June 30, 2004
	S/(000)	S/(000)

Minera Yanacocha S.R.L.	36,726	32,738
Minera La Zanja S.R.L	-	4,704
Other	936	1,547
	_________	_________

	37,662	38,989
	_________	_________

14. Derivative financial instruments

(a) Risk of metal price fluctuations -

Buenaventura -

Adoption of IAS 39

Management's intention is to hold derivative instruments to hedge the fluctuations in metal prices; however, the Company does not meet all the criteria stated in IAS 39 to account for the derivative instruments as cash flow hedges. Accordingly, the Company did the following:
    In 2003, recorded a charge of S/457,619,000 to retained earnings related to the initial adoption of IAS 39.
    Recognized gains of S/97,894,000 and S/106,613,000 due to the change in fair value occurred during the three-month and six-month periods ended June 30, 2004, respectively (loss and gain of S/33,000,000 and S/63,843,000 for the three-month and six-month periods ended June 30, 2003, respectively), which are separately presented in the consolidated statements of income.

In addition, the liability presented in the consolidated balance sheets includes S/261,749,000 (S/24,230,000 and S/237,519,000 as current and non-current portions, respectively) related to the fair value of derivative instruments of Buenaventura as of June 30, 2004. As of December 31, 2003, Buenaventura shows a liability of S/385,361,000 (S/77,829,000 and S/307,532,000 as current and non-current portions, respectively) related to the fair value of derivative instruments as of that date. See liability for the fair value of El Brocal's derivative instruments in the corresponding section below.

For the three-month and six-month periods ended June 30, 2004, Buenaventura recognized expenses of S/6,511,000 and S/16,256,000, respectively (revenues of S/3,711,000 and S/2,358,000 for three-month and six-month periods ended June 30, 2003, respectively) related with derivative operations settled in this period.

In addition, Buenaventura recognized expenses of S/36,837,000 for the reduction of the Company's hedge book exposure in 120,000 ounces of gold during the first quarter of 2004. These amounts are presented in the caption "realized gain (loss) on derivative instruments " of the consolidated statements of income.

Open derivative contracts -

The table below presents a summary of the commodity derivative contracts outstanding as of June 30, 2004:

Metal	Quantity (ounces)		Price range	Period
	______________________
	Minimum	Maximum	(US$/Oz)

Gold	112,500 (i)	931,000	321.00 to 353.60	July 2004 - December 2011
Silver	650,000 (ii)	4,700,000	5.86 to 6.14	July 2004 - August 2006

    Includes 60,000 and 52,500 ounces guaranteed at an average price of US$321.00 per ounce if gold prices are over US$285.00 per ounce.

(ii) Includes 650,000 ounces guaranteed at a minimum price of US$6.00 per ounce, if the silver price is over US$4.00 per ounce.

Normal sale contracts of gold -

Effective December 30 and 31, 2003, Buenaventura modified the terms of certain derivative instruments contracts in order to qualify them as normal sale contracts. Under the new terms, Buenaventura is required to physically deliver the same committed ounces of gold required by the terms of the modified contracts at prices ranging from US$332 to US$415 per ounce. The fair value of these contracts at the date prior to the modification of terms amounted to S/709,285,000 and was presented as "deferred revenue from sale of future production" in the consolidated balance sheet as of December 31, 2003. Since this date, the amount will be included in the future results as delivery of the committed ounces of gold occurs.

During the first semester of 2004, Buenaventura delivered 89,000 ounces of gold as part of the sale contracts above mentioned. As a consequence, Buenaventura recognized revenues of S/16,724,000 and S/30,908,000 for the three-month and six-month periods ended June 30, 2004, respectively, in the caption "realized revenue from sale of future production" in the consolidated statements of income. Buenaventura shows a deferred revenue from sale of future production balance of S/678,245,000 as of June 30, 2004, equivalent to 1,953,000 ounces of committed gold until 2011 (2,042,000 ounces of committed gold as of December 31, 2003).

See also section of El Brocal (normal sale contracts of zinc and silver).

El Brocal -

Adoption of IAS 39

The subsidiary El Brocal holds derivative instruments for cash flow hedging. Accordingly, this entity has done the following:

- In 2003, recorded a credit of S/1,740,000, net of minority interest to the equity account "cumulative unrealized gain (loss) on derivative instruments" related to the initial adoption of IAS 39.

- Recognized a loss and a gain of S/334,000 and S/2,680,000, net of minority interest, in the equity account "cumulative unrealized gain (loss) on derivative instruments" due to the changes in the fair value of the derivative instruments occurred during the three-month and six-month periods ended June 30, 2003 and 2004, respectively.

In addition, the liability presented in the consolidated balance sheets includes S/6,717,000 related to the fair value of derivative instruments of El Brocal as of June 30, 2004. As of December 31, 2003, El Brocal shows a liability of S/21,969,000 related to the fair value of derivative instruments as of that date.

During the six-month period ended June 30, 2004, the subsidiary El Brocal recognized losses of S/8,262,000 (revenues of S/5,103,000 for the six-month period ended June 30, 2003) in connection with derivative operations settled in this period. These amounts are included in the caption "net sales" of the consolidated statements of income.

Open derivative contracts -

The table below presents a summary of the commodity derivative contracts outstanding as of June 30, 2004:

Metal	Quantity	Price	Period

Futures contracts
Zinc (i)	3,000 MT	US$915/MT	July 2004 - December 2004
Zinc (ii)	3,000 MT	US$900/MT	July 2004 - December 2004
Zinc (iii)	3,000 MT	US$905/MT	July 2004 - December 2004
Zinc (iv)	3,000 MT	US$932/MT	July 2004 - December 2004
Zinc	6,000 MT	US$925/MT	July 2004 - December 2004
Silver	150,000 Oz	US$5.245/Oz	July 2004 - December 2004

    If the average price of zinc, for an specified month, will be at or below of US$800/MT, El Brocal will receive, in such month, the market average price plus US$30/MT. If the average price of zinc, for a specified month, will be at or over US$970/MT, El Brocal will guarantee the settlement of additional 250 MT, in such month, at a price of US$900/MT.
    If the average price of zinc, for an specified month, will be at or below of US$780/MT, El Brocal will receive, in such month, the market average price plus US$30/MT. If the average price of zinc, for a specified month, will be at or over of US$950/MT, El Brocal will guarantee the settlement of additional 250 MT, in such month, at a price of US$915/MT.
    If the average price of zinc, for an specified month, will be at or below of US$778/MT, El Brocal will receive, in such month, the market average price plus US$30/MT. If the average price of zinc, for an specified month, will be at or over of US$970/MT, El Brocal will guarantee the settlement additional 250 MT, in such month, at a price of US$905/MT.
    Hedge applies if the market average price of zinc, for any month, will be at or over US$800/MT.

Normal sale contracts of zinc and silver -

Effective January 2004, El Brocal modified the terms of certain hedging derivative instruments contracts in order to qualify them as normal sale contracts. Under the new terms, El Brocal is required to physically deliver the same committed quantities of silver and zinc required by the terms of the modified contracts at maximum prices ranging from US$927 to US$935 per metric tone in the case of zinc and US$4.94 per ounce in the case of silver. The fair value of these contracts at the date of the modification of terms amounted to S/5,972,000 and was presented as "deferred revenue from sale of future production" in the consolidated balance sheets as of that date. This amount will be included in the future results as delivery of the committed ounces of silver and metric tones of zinc occurs.

During the six-month period ended June 30, 2004, El Brocal recognized a revenue from sale of future production of S/1,197,000, which is included as part of the "realized revenue from sale of future production" caption in the consolidated statements of income. As of June 30, 2004, El Brocal shows a deferred revenue from sale of future production balance of S/4,797,000.

El Brocal has granted a time deposit in foreign currency for US$300,000, equivalent to approximately S/1,041,000, as a guarantee of the negative position of hedging contracts, which is included in the caption "other accounts receivable" in the consolidated balance sheet. As an additional guarantee, El Brocal holds stand-by credit letter of US$5,680,000 in several local banks.

(b) Foreign currency exchange risk -

Buenaventura has entered into a forward currency exchange contract for US$16,698,000, at rates between of S/3.501 and S/3.589 per U.S. dollar, and stated maturities similar to time deposits, see Note 3(b). This operation has generated a loss for approximately S/115,000 during the six-month period ended June 30, 2004 (approximately S/1,159,000 during the six-month period ended June 30, 2003), basically explained for a lower market exchange currency rate compared to the exchange rate at the maturity date during this period.

The fair value of this contract as of June 30, 2004 amounts to S/1,280,000 and is presented in the caption "other current liabilities" of the consolidated balance sheet.

15. New legal regulations

Law of Mining Royalties -

In June 24, 2004, the Peruvian Congress approved Law 28258 - Law of Mining Royalties. This law seeks to establish the mining royalty that owners of mining concessions should pay for the exploitation of metallic and non-metallic resources. The mining royalties will be calculated with rates ranging from 1% to 3% over the mineral concentrates value or equivalent, according to the quoted market price published by the Ministry of Energy and Mines. At the date of this report, changes in this law are under evaluation and the ruling of this law is pending of approval.

16. Basic and diluted earnings per share

The computation of the basic and diluted earnings per share for the three-month and six-month periods ended June 30, 2003 and 2004 are presented below:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	_________________________		_________________________
	2003	2004	2003	2004

Net income (numerator)	S/95,157,000	S/229,408,000	S/292,039,000	S/406,287,000
Shares (denominator)	127,236,219	127,236,219	127,236,219	127,236,219
Basic and diluted earnings per share	S/0.75	S/1.80	S/2.30	S/3.19

The number of shares to be used as the denominator in the calculation of basic and diluted earnings per share for the three-month and six-month periods ended June 30, 2003 and 2004 was determined as follows:

	2003	2004

Common shares	137,444,962	137,444,962
Investment shares	372,320	372,320
	___________	___________
	137,817,282	137,817,282

Less - Treasury shares	10,581,063	10,581,063
	___________	___________

	127,236,219	127,236,219
	__________	__________

17. Statistical data

Statistical data of the Company related to the volume of inventories sold and average sale prices by product for the three-month and six-month periods ended June 30, 2003 and 2004 are as follows:

(a) Volumes of sold:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	_________________________		_________________________
	2003	2004	2003	2004

Gold	75,613 Oz	85,669 Oz	152,281 Oz	153,886 Oz
Silver	3,347,139 Oz	3,957,056 Oz	5,409,203 Oz	7,405,529 Oz
Lead	7,534 MT	6,992 MT	12,099 MT	14,472 MT
Zinc	12,477 MT	14,026 MT	26,080 MT	25,860 MT

(b) Average sale prices by product were:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	_____________________		_____________________
	2003	2004	2003	2004
	US$	US$	US$	US$

Gold	348.96 / Oz	365.70 / Oz	348.70 / Oz	365.69 / Oz
Silver	4.63 / Oz	6.31 / Oz	4.64 / Oz	6.26 / Oz
Lead	464.62 / MT	857.90 / MT	461.07 / MT	856.07 / MT
Zinc	774.23 / MT	1,046.63 / MT	778.97 / MT	1,037.58 / MT

18. Explanation added for English language translation

The accompanying interim consolidated financial statements are presented on the basis of generally accepted accounting principles in Peru. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Peru may differ in certain respects to generally accepted accounting principles in other countries.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: July 22, 2004